ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66. г. Краснодар, Россия 350000
телефон (861)253-20-56. факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет
Кор.счет
БИК
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 17.11.2006г № 10.2-2/08-5254

на № ______ от ______

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

06018838

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 24 2006 WASH. D.C. 186 SECTION

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

Please find 1 page enclosed.

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

11/29

Notification on the facts
that may influence significantly the price of Joint –Stock Company's securities
Including the Joint –Stock Company's securities into the list of securities admitted to trading by the organizer of trade in the equity market, and taking the Joint –Stock Company's securities off the said list

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

2.1. Full registered name of the Organizer of trade in the equity market: ***Closed Joint –Stock Company "MICEX Stock Exchange".***

2.2. Kind, category, type of the Issuer's securities included in or taken off the list of securities that can be traded by the organizer of the trade on the equity market:
Series 01 non-convertible interest-bearing documentary pay-to-bearer bonds

2.3. Amount of the Joint-Stock Company's securities under placement in case the Joint-Stock Company's securities are allowed to be traded by the organizer of the trade on the equity market during their placement:
The bond issue has been redeemed.

2.4. Name of the Quotation List in which the Joint-Stock Company's securities are included or from which they are excluded, in case the Joint-Stock Company's securities are allowed to be traded in the stock exchange; in case the Joint-Stock Company's securities are allowed to be traded in the stock exchange without listing procedure – information about such case:
Series 01 non-convertible interest-bearing documentary pay-to-bearer bonds (state registration number 4-05-00062A) were excluded from the MICEX A2 Quotation List (decision of MICEX SE Executive Board of 3 November 2006).

3. Signature		
3.1. Deputy Director General – Director for Economics and Finance	(signature)	A.A. Dobryakov
3.2. Date " 14 " November 2006	Official seal	